August 18, 2022

Via Edgar

Securities and Exchange Commission,

        Division of Corporation Finance,

            100 F Street, N.E.,

                Washington, D.C. 20549,

                    United States of America.

Re:	ING Groep N.V. Registration Statement on Form F-3, filed on August 4, 2022, as amended (File No. 333-266516)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ING Groep N.V. hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-3, as amended by Pre-Effective Amendment No. 1, be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time, on August 19, 2022, or as soon thereafter as practicable. ING Groep N.V. expects to file Pre-Effective Amendment No. 1 on August 18, 2022.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Evan S. Simpson at Sullivan & Cromwell LLP at +44-20-7959-8426.

Securities and Exchange Commission

Sincerely,

ING Groep N.V.

By:	/s/ K.I.D. Tuinstra
Name: K.I.D. Tuinstra Title: Authorised Signatory

By:	/s/ P.G. van der Linde
Name: P.G. van der Linde Title: Authorised Signatory

cc:	Evan S. Simpson
(Sullivan & Cromwell LLP)